Exhibit 11.1

THE NAVIGATORS GROUP, INC. AND SUBSIDIARIES

Computation of Per Share Earnings

The following table presents the computation of Basic and Diluted Earnings per Share for the three months ended March 31, 2018 and 2017:

	Three Months Ended March 31,
amounts in thousands, except per share amounts	2018	2017
Net Income	$30,878	$21,110

Basic Weighted Average Shares	29,595	29,283
Effect of Common Stock Equivalents:
Assumed Vesting of Stock Grants	542	717
Diluted Weighted Average Shares	30,137	30,000

Net Income per Common Share:
Basic	$1.04	$0.72
Diluted	$1.02	$0.70